TransAIta Corporation Box 1900, Station "M" 110-12th Avenue S.W. Calgary, Alberta

Maryse C. St.-Laurent Corporate Secretary Bus. (403) 267-7655 Fax. (403) 267-2559 marysestlaurent@transalta.com

February 2, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L’autorit~ des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
The Toronto Stock Exchange

Dear Sirs: TransAlta Corporation Annual and Special Meeting of Shareholders April 26, 2007

We wish to confirm the following dates the Annual and Special Meeting of Shareholders:

DATE OF MEETING:	April 26, 2007
RECORD DATE FOR NOTICE:	March 2, 2007
RECORD DATE FOR VOTING:	March 2, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 2, 2007
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
SPECIAL MEETING:	Yes

Yours truly,

TRANSALTA CORPORATION "signed" Maryse St.-Laurent Maryse St.-Laurent Corporate Secretary